SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of:  October, 2003

NORSKE SKOG CANADA LIMITED

(Name of registrant)

16th Floor, 250 Howe Street
Vancouver,
British Columbia, Canada, V6C 3R8

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F

Form 40-F   X

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes

No    X

(If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b).)

82-_______________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORSKE SKOG CANADA LIMITED

By:

/s/ Valerie Seager_________________________
Name:  Valerie Seager
Title:     Corporate Secretary

Date:  October 30, 2003

EXHIBIT INDEX

Exhibit

Description of Exhibit

Page

1

News release dated October 30, 2003

2

Financial Statements October 30, 2003

3

Management's Discussion and Analysis dated October 30, 2003

October 30, 2003

Strong Canadian dollar and slow recovery of paper markets continue to dampen NorskeCanada's earnings in Q3

Vancouver, BC - The strong Canadian dollar and the slow recovery of paper markets, particularly newsprint, continued to present major challenges for NorskeCanada and other Canadian pulp and paper producers in the third quarter.

The company reported a net loss of $28.1 million ($0.14 per common share), and an operating loss of $21.3 million, on net sales of $415.8 million.  This compares to a net loss of $18.3 million ($0.09 per common share), and a higher operating loss of $38.4 million on net sales of $383.7 million in the previous quarter. The net loss for the third quarter includes an after-tax foreign exchange gain of $0.6 million arising from the translation of U.S. dollar denominated debt compared to a gain of $19.5 million ($0.09 per common share) for the previous quarter.

NorskeCanada's President and CEO, Russell J. Horner said seasonally strong sales, improved paper prices, and reduced costs led to a significant gain in EBITDA (earnings before interest, taxes, depreciation and amortization, and before other non-operating income and expenses) over the previous quarter. EBITDA for the third quarter was $26.1 million, compared to $9.6 million reported in the second quarter of 2003. The reduced costs in the current quarter included lower planned maintenance spending and further performance improvements.

"Despite the difficult economic conditions, our performance improvement initiative delivered additional annualized run-rate improvements of $8 million in the current quarter, taking our total to $88 million at the end of September," Horner said, adding that the company's commitment to a $100 million run-rate improvement target by December 31, 2003 "is clearly in reach".

Horner said cautious optimism early in the quarter that consumer confidence was beginning to return in the U.S. was later tempered by relatively high unemployment figures. This led to reduced advertising lineage and softening newsprint demand towards the end of the period.

 "There has been enormous financial pressure on Canadian producers to increase prices, as a result of foreign exchange losses against a weaker U.S. dollar and higher energy costs," Horner said.  He added that the August 1 US$50 per tonne price increase for newsprint for North American markets was not implemented as announced. As a result of resistance from buyers, producers rolled back the increase to US$35 per tonne at the end of the quarter.

Horner said, by contrast, the company's specialty papers business fared better with improved demand for lightweight coated (LWC), soft-calendered (SC), and machine-finished (MF) hi-brites, driven by the busy commercial printing schedule leading up to the holiday season.  He added that price increases ranging between US$20 and US$25 per short ton for SC and MF hi-brite papers, will be implemented during the fourth quarter.  For LWC paper, a fourth quarter price increase of US$40 per short ton should be fully implemented by early 2004.  Prices for directory were affected by generally softer markets resulting from a supply-demand imbalance.

A resumption of pulp purchasing by Chinese buyers helped arrest the erosion of pulp prices during the summer months, and paved the way for prices to rise towards the end of the quarter.  However, Horner said market conditions were at risk of softening without the support of an economic recovery in Europe.

For the nine months ended September 30, 2003, NorskeCanada reported a net loss of $71.2 million ($0.35 per common share), and EBITDA of $47.5 million, on net sales of $1,185.3 million.  For the same period a year earlier, the company reported a net loss of $86.0 million ($0.45 per common share), and EBITDA of $46.3 million, on net sales of $1,076.7 million.

The net loss in the current year included an after-tax gain on translation of US$ debt of $32.8 million ($0.16 per common share).  The results for the first nine months of 2002 included an after-tax write-off of deferred financing costs of $10.3 million ($0.05 per common share), an after-tax gain on translation of US$ debt of $8.7 million ($0.05 per common share) and a release of future income taxes of $9.7 million ($0.05 per common share).

NorskeCanada's CEO said that the company was encouraged by some signs that an economic recovery in the U.S. is finally underway. However, the rising federal deficit and lacklustre employment statistics in the U.S., along with potentially higher energy costs associated with the winter season may still constrain growth, he said.

"These factors will continue to shape the prospects for all of our products.  However, there is still some uncertainty as to the strength and sustainability of the gradual improvements we have seen so far this year," Horner said.

Russell J. Horner, President and CEO, and Ralph Leverton, Vice President Finance and CFO will hold a telephone conference with financial analysts and institutional investors on Friday, October 31, 2003 at 8:00 a.m. Pacific, 11:00 a.m. Eastern, to present the company's third quarter results.  Media and other interested individuals are invited to listen to the live broadcast by entering http://webevents.broadcast.com/cnw/norskecanada20031031 into your web bar.

Forward-Looking Statements

Except for the historical information contained herein, the matters set forth in this press release are forward-looking, including statements with respect to expected performance improvements and cost savings and the outlook for markets, inventories, production and pricing, and are subject to risks and uncertainties that may cause actual results to differ materially from those contained in these statements.

For more information:

Investors: Ralph Leverton

Media: Stu Clugston

Vice President, Finance and CFO

Vice President, Corporate Affairs

604-654-4040

604-654-4463

NORSKE SKOG CANADA LIMITED

FINANCIAL STATEMENTS

For the three and nine months ended September 30, 2003
(unaudited)

NORSKE SKOG CANADA LIMITED
Consolidated Statements of Earnings and Retained Earnings	Three months ended September 30		Nine months ended September 30
unaudited and in millions of dollars, except where otherwise stated	2003	2002	2003	2002

Net sales	$415.8	$392.6	$1,185.3	$1,076.7
Operating expenses
Cost of sales	376.0	334.5	1,097.1	983.4
Selling, general and administrative	13.7	15.7	40.7	47.0
Depreciation and amortization	47.4	46.3	142.7	131.9
	437.1	396.5	1,280.5	1,162.3
Operating earnings (loss)	(21.3)	(3.9)	(95.2)	(85.6)
Foreign exchange gain (loss) on translation of long-term debt	0.7	(5.7)	39.9	10.6
Other expense, net	(1.3)	-	(1.3)	(12.7)
Interest expense, net	(20.0)	(17.5)	(54.9)	(57.9)
Earnings (loss) before income taxes	(41.9)	(27.1)	(111.5)	(145.6)
Income tax expense (recovery)
Current	2.4	0.9	4.2	12.1
Future	(16.2)	(7.9)	(44.5)	(71.7)
	(13.8)	(7.0)	(40.3)	(59.6)
Net earnings (loss)	(28.1)	(20.1)	(71.2)	(86.0)
Retained earnings, beginning of period	197.0	297.5	240.1	363.4
Retained earnings, end of period	$168.9	$277.4	$168.9	$277.4
Basic and diluted earnings (loss) per share (in dollars)	$(0.14)	$(0.10)	$(0.35)	$(0.45)
Weighted average common shares outstanding (in millions)	205.9	205.9	205.9	189.2

NORSKE SKOG CANADA LIMITED
Consolidated Balance Sheets	As at
unaudited and in millions of dollars, except where otherwise stated	September 30, 2003	December 31, 2002
		(audited)
Assets
Current assets
Cash and short-term investments	$10.2	$-
Accounts receivable	252.8	277.3
Inventories	225.8	242.7
Prepaid expenses	17.7	9.2
	506.5	529.2
Fixed assets	2,254.2	2,326.6
Other assets	31.2	37.7
	$2,791.9	$2,893.5
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$253.8	$288.8

Long-term debt (note 3)	869.0	886.2
Other long-term obligations	254.6	188.3
Future income taxes	352.5	397.0
Deferred credits	8.5	8.5
	1,738.4	1,768.8
Shareholders' equity
Share capital (note 4)	884.6	884.6
Retained earnings	168.9	240.1
	1,053.5	1,124.7
	$2,791.9	$2,893.5

On behalf of the Board

(signed) "Russell J. Horner"

(signed) "William P. Rosenfeld"

Director

Director

NORSKE SKOG CANADA LIMITED
Consolidated Statements of Cash Flows	Three months ended September 30		Nine months ended September 30
unaudited and in millions of dollars, except where otherwise stated	2003	2002	2003	2002

Cash provided (used) by
Operations
Net earnings (loss)	$(28.1)	$(20.1)	$(71.2)	$(86.0)
Items not requiring (providing) cash
Depreciation and amortization	47.4	46.3	142.7	131.9
Future income taxes	(16.2)	(7.9)	(44.5)	(71.7)
Increase in other long-term obligations	8.8	3.0	16.6	7.1
Foreign exchange loss (gain) on translation of long-term debt	(0.7)	5.7	(39.9)	(10.6)
Other	0.3	1.0	0.9	9.8
	11.5	28.0	4.6	(19.5)

Changes in non-cash working capital
Accounts receivable	3.7	(32.1)	23.5	0.7
Inventories	13.7	(23.4)	16.9	(10.6)
Prepaid expenses	(13.7)	(13.8)	(8.5)	(15.1)
Accounts payable and accrued liabilities	(3.8)	(5.8)	(37.3)	(14.7)
	(0.1)	(75.1)	(5.4)	(39.7)
Cash provided (used) by operations	11.4	(47.1)	(0.8)	(59.2)
Investing
Additions to fixed assets	(26.0)	(13.6)	(67.4)	(40.5)
Proceeds from sale of marketable securities	-	-	-	39.2
Proceeds from sale of fixed assets	0.1	0.2	0.3	1.5
Proceeds from termination of interest rate swaps	-	-	15.9	-
Decrease (increase) in other assets	1.5	1.1	1.2	(2.6)
	(24.4)	(12.3)	(50.0)	(2.4)
Financing
Issue of common shares, net of share issue costs (note 4)	-	(0.3)	-	208.3
Issue (repayment) of long-term debt (note 3)	-	(7.5)	212.7	(386.7)
Increase (decrease) in revolving loan (note 3)	(0.2)	63.8	(118.2)	131.8
Financing costs	(0.4)	-	(5.6)	-
Increase (decrease) in other long-term obligations	(9.5)	3.4	(27.9)	3.4
	(10.1)	59.4	61.0	(43.2)
Cash, increase (decrease) during period [1]	(23.1)	-	10.2	(104.8)
Cash, beginning of period [1]	33.3	-	-	104.8
Cash, end of period [1]	$10.2	$-	$10.2	$-
Supplemental information
Income taxes paid	$1.4	$2.2	$6.6	$11.3
Net interest paid	14.4	18.0	49.5	59.9

1

Cash includes cash and short-term investments.

NORSKE SKOG CANADA LIMITED
Notes to the Consolidated Financial Statements
unaudited and in millions of dollars, except where otherwise stated
1. Basis of presentation

The consolidated financial statements include the accounts of Norske Skog Canada Limited ("the Company" or
"NorskeCanada") and from their respective dates of acquisition of control or formation, its wholly-owned subsidiaries and partnership.  The Company's 50.1% proportionate share of Powell River Energy Inc. ("PREI"), a joint venture between Great Lakes Power Inc. ("Great Lakes") and the Company, is accounted for using the proportionate consolidation method.  All inter-company transactions and amounts have been eliminated on consolidation.

The accompanying unaudited consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles on a basis consistent with those followed in the most recent audited annual consolidated financial statements.  These unaudited interim consolidated financial statements do not include all information and note disclosures required by Canadian generally accepted accounting principles for annual financial statements, and therefore should be read in conjunction with the December 31, 2002 audited consolidated financial statements and the notes below.

2. Segmented information

The Company operates in three business segments:

Specialties

- Manufacture and sale of groundwood specialty printing papers and kraft paper

Newsprint

- Manufacture and sale of newsprint

Pulp

- Manufacture and sale of softwood pulps

Effective January 1, 2003, the Company has segregated its kraft paper activities (previously referred to as containerboard) from its pulp business segment and included it in its specialties business segment.  Segment information for prior periods has been restated to reflect these changes.

The segments are managed separately and all manufacturing facilities are located in Canada.

	Specialties	Newsprint	Pulp	Total
Three months ended September 30, 2003
Net sales [1]	$228.7	$117.5	$69.6	$415.8
Depreciation and amortization	24.4	15.1	7.9	47.4
Operating earnings (loss)	(6.7)	(11.6)	(3.0)	(21.3)
Capital expenditures	7.0	9.1	9.9	26.0

Three months ended September 30, 2002
Net sales [1]	$217.3	$117.1	$58.2	$392.6
Depreciation and amortization	24.4	16.1	5.8	46.3
Operating earnings (loss)	5.9	(15.2)	5.4	(3.9)
Capital expenditures	9.7	2.9	1.0	13.6

Nine months ended September 30, 2003
Net sales [1]	$656.9	$345.4	$183.0	$1,185.3
Depreciation and amortization	74.3	46.2	22.2	142.7
Operating earnings (loss)	(26.5)	(46.8)	(21.9)	(95.2)
Capital expenditures	23.7	22.4	21.3	67.4

Nine months ended September 30, 2002
Net sales [1]	$597.8	$320.1	$158.8	$1,076.7
Depreciation and amortization	66.2	47.1	18.6	131.9
Operating earnings (loss)	5.1	(66.7)	(24.0)	(85.6)
Capital expenditures	27.3	7.4	5.8	40.5

[1]

Pulp net sales are stated net of inter-segment pulp sales of $40.7 million for the three months ended September 30, 2003 ($53.2 million - three months ended September 30, 2002) and $133.1 million for the nine months ended September 30, 2003 ($140.6 million - nine months ended September 30, 2002).

NORSKE SKOG CANADA LIMITED
Notes to the Consolidated Financial Statements
unaudited and in millions of dollars, except where otherwise stated
3. Long-term debt
The Company's long-term debt, all of which matures beyond one year, is as follows:
As at
September 30, 2003	December 31, 2002
(audited)
Recourse
Senior notes, 8.625% due June 2011 (US$400.0 million; 2002 - US$250.0 million)	$ 544.5	$394.9
Senior notes, 10% due March 2009 (US$200.0 million)	286.9	335.0
831.4	729.9
Revolving operating loan of up to $350.0 million, $335.0 million due July 2006 and $15.0 million due July 2005, with interest at CDN prime rate/US base rate plus 1.25%, or LIBOR/BA rate plus 2.25% at the Company's option	-	118.7
831.4	848.6
Non-recourse (PREI)	37.6
First Mortgage Bonds, 6.387% due July 2009	37.6
Total long-term debt	$ 869.0	$886.2

On May 15, 2003, the Company issued an additional US$150.0 million 8.625% Senior Notes due June 2011.  The Notes were issued at a premium amount of US$4.4 million to yield 8%.  Proceeds were used to repay the outstanding balance on the revolving operating loan and for general corporate purposes.

Substantially all of the assets of the Company are pledged as security under the revolving operating loan.  Its availability is determined by a borrowing base, calculated on accounts receivable and inventory balances, and includes a covenant to maintain the debt/capitalization ratio below 60%.  During the previous quarter, the Company elected to change the borrowing base formula, which resulted in an increased availability under the revolving operating loan effective July 31, 2003.  At September 30, 2003, the unused portion of the revolving operating loan available to the Company, after giving effect to outstanding letters of credit, was $313.2 million.  An interest coverage covenant is applicable in certain circumstances if the Company incurs secured debt other than under its revolving operating loan.  No such debt has been incurred.

As at September 30, 2003, the Company remained in compliance with the covenants under both its credit facilities and bond indentures.  However, the Company's Consolidated Fixed Charge Ratio was below the 2.0:1 threshold of the bond indentures, which, while not constituting a default, prohibits the payment of dividends and limits the amount of additional debt that can be incurred outside of the existing credit facilities.

4. Share capital
As at
September 30, 2003	December 31, 2002
Shares	$	Shares	$
(audited)	(audited)
Continuity of common shares:
Beginning of period	205,910,132	884.6	174,810,132	673.1
Common shares issued	-	-	31,100,000	217.7
Share issue costs (net of income tax recovery of $3.4 million)	-	-	-	(6.2)
End of period	205,910,132	884.6	205,910,132	884.6

NORSKE SKOG CANADA LIMITED
Notes to the Consolidated Financial Statements
unaudited and in millions of dollars, except where otherwise stated

5.

Financial instruments

The Company uses financial instruments to reduce its exposure to foreign currency and price risk associated with its revenues, energy costs, and long-term debt.  The Company also uses interest rate swaps to reduce its exposure to changes in long-term fixed interest rates associated with its senior notes.

Revenue and cost hedging instruments

Foreign currency options and forward contracts outstanding to sell U.S. dollars were as follows:

	Options
	Floor		Ceiling		Forward Contracts
Term	US$Millions	Average Rate Cdn$ / US$	US$Millions	Average Rate Cdn$ / US$	US$Millions	Average Rate Cdn$ / US$
As at September 30, 2003
0 to 12 months	$284	1.5079	$165	1.6040	$ 74	1.5668
13 to 24 months	$99	1.4691	$63	1.5520	$ 9	1.5269
As at December 31, 2002 (audited)
0 to 12 months	$297	1.5595	$285	1.6095	$ 118	1.5330
13 to 24 months	$133	1.5695	$127	1.6263	$ 38	1.6123

At period-end exchange rates, the amount that the Company would receive to settle the above contracts and options, is $71.7 million of which $13.6 million has been included in accounts receivable and accounts payable.

At September 30, 2003, no commodity price hedging instruments are outstanding in respect of products sold.  The Company has oil swaps to purchase 550,000 barrels  at an average contract rate of US$24.20 per barrel , settling between November 2003 and March 2005 and natural gas swaps to purchase 1.4 million gigajoules ("Gj") at an average contract rate of US$4.38 per Gj, settling between November 2003 and October 2004.  At period-end rates, the net amount the Company would receive to settle these contracts is $1.0 million.

Long-term debt hedging instruments

The Company has forward foreign exchange contracts to acquire U.S. dollars totalling US$319.1 million over a four-year period at rates averaging 1.4938.  At period-end rates, the net amount the Company would pay to settle these contracts is $36.8 million.  In addition, the Company has sold an outstanding interest rate swap option on US$10.0 million of long-term debt where it can be put into a floating rate based on LIBOR to June 15, 2011.  The swap option expiry date is December 11, 2003.

NORSKE SKOG CANADA LIMITED
Notes to the Consolidated Financial Statements
unaudited and in millions of dollars, except where otherwise stated
3.

6. Stock-based compensation

The Company applies settlement accounting for recording share options granted to directors, officers and employees.  If the fair value method had been used to determine compensation cost for share options granted to directors, officers and employees, the Company's net loss and loss per share would have been as follows:

	Three months ended September 30		Nine months ended September 30
	2003	2002	2003	2002
Net earnings (loss):
As reported	$(28.1)	$(20.1)	$(71.2)	$(86.0)
Pro forma	(28.6)	(20.3)	(72.7)	(86.5)
Net earnings (loss) per common share (in dollars):
As reported	$(0.14)	$(0.10)	$(0.35)	$(0.45)
Pro forma	(0.14)	(0.10)	(0.35)	(0.46)
The fair value of share options was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

	2003	2002
Risk-free interest rate (%)	4.9	5.2
Annual dividends per share	Nil	Nil
Expected stock price volatility (%)	27.3	26.0
Average fair value of options granted (in dollars)	$1.74	$2.33

The average expected life of the options used in the option pricing model was determined as four years.
7. Guarantees and Indemnities

The Company has, over time, provided various indemnities with respect to tax, environment, and general representations and warranties on sales of portions of its business.  Significant existing indemnities are as follows:

The Company sold a portion of its operations in June 2001.  In this regard, the Company provided a 10-year environmental indemnity with a maximum liability to the Company of $12.5 million.  This liability has subsequently been reduced by expenditures related to certain decommissioning projects.  The Company also provided a tax indemnity, which continues while the relevant tax years of the indemnified parties remain open to audit and a general indemnity, capped at $5 million, which expires in 2004.  The Company is unable to estimate its potential liability under these indemnities as the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. As such, no liability has been recorded for these potential obligations.

In connection with dispositions of certain businesses in 1997, the Company provided tax indemnities, which survive while the relevant tax years of the indemnified parties remain open to audit.  The Company does not expect any significant claims with respect to these liabilities and has therefore not recorded any related liability.

In connection with the purchase and sale of natural gas for its manufacturing operations, the Company has provided a guarantee capped at US$5 million.  The guarantee is cancelable upon 20 business days notice.

8. Comparative figures
Certain comparative figures have been reclassified to conform with the presentation adopted for the current period.

Management's Discussion and Analysis

The following management's discussion and analysis ("MD&A") should be read in conjunction with the unaudited interim consolidated financial statements for the three-month and nine-month periods ended September 30, 2003 and September 30, 2002, and the three-month period ended June 30, 2003.

Effective January 1, 2003, the Company segregated its kraft paper (containerboard) activities from its pulp and containerboard business segment and included it in its specialties business segment.  Segmented information for prior periods has been restated to reflect this change.

Throughout the discussion, reference is made to EBITDA, which represents earnings before interest, taxes, depreciation and amortization, and before other non-operating income and expenses.  EBITDA, as defined, equates to operating earnings (loss) plus depreciation and amortization.  As there is no generally accepted method of calculating EBITDA, the measure as calculated by the Company might not be comparable to similarly-titled measures reported by other companies.  EBITDA is presented because we believe it is a useful indicator of a company's ability to meet debt service and capital expenditure requirements.  The Company interprets EBITDA trends as an indicator of relative operating performance.  EBITDA should not be considered by an investor as an alternative to net income, an indicator of Norske Skog Canada Limited's financial performance, or an alternative to cash flows as a measure of liquidity.

Except for the historical information contained herein, the matters set forth in this report are forward-looking, including statements with respect to expected performance improvements and cost savings and the outlook for markets, inventories, production and pricing, and are subject to risks and uncertainties that may cause actual results to differ materially from those contained in these statements.

I

RESULTS OF OPERATIONS

A stronger Canadian dollar and the slow recovery of paper markets, particularly newsprint, continued to provide Canadian groundwood paper producers with major challenges during the third quarter of 2003.

Demand for newsprint remained at disappointing levels during the period due mainly to weak advertising lineage. However, continued newsprint capacity reductions, combined with producer cost pressures, arising from the continued weak U.S. dollar and high energy costs, prompted producers to announce a US$50 per tonne price increase for North American markets, that was subsequently rolled back to US$35 per tonne.

There was more positive news for lightweight coated (LWC), soft-calendered (SC), and machine-finished (MF) hi-brite paper producers, where improved demand, related partly to the busy fall commercial printing season, ensured that market conditions remained tight.

In the pulp markets, a resumption of purchasing by Chinese buyers helped arrest the erosion of pulp prices during the summer months, and paved the way for prices to rise towards the end of the quarter.

We recorded a notable improvement in our financial performance during the third quarter, generating EBITDA of $26.1 million, an increase of $16.5 million, from $9.6 million in the preceding quarter. The more encouraging results reflected seasonally stronger sales, the capture of freight and further production cost savings, and reduced planned major maintenance spending. At September 30, 2003, substantially all of the Company's $350 million operating revolver was undrawn.

1.

Consolidated

Summary of Financial Results ($ millions unless otherwise stated)
	2002					2003
	Quarter ended March 31	Quarter ended June 30	Quarter ended Sept. 30	Nine months ended Sept. 30	Quarter ended Dec. 31	Quarter ended March 31	Quarter ended June 30	Quarter ended Sept. 30	Nine months ended Sept. 30
Net sales	$324.3	$359.8	$392.6	$1,076.7	$405.6	$385.8	$383.7	$415.8	$1,185.3
Operating earnings (loss)	(44.6)	(37.1)	(3.9)	(85.6)	(36.3)	(35.5)	(38.4)	(21.3)	(95.2)
EBITDA	(2.1)	6.0	42.4	46.3	10.3	11.8	9.6	26.1	47.5
Net earnings (loss)	(41.5)	(24.4)	(20.1)	(86.0)	(37.3)	(24.8)	(18.3)	(28.1)	(71.2)
EBITDA margin [1]	(0.6)%	1.7%	10.8%	4.3%	2.5%	3.1%	2.5%	6.3%	4.0%
Loss per share - basic and diluted	$(0.24)	$(0.13)	$(0.10)	$(0.45)	$(0.18)	$(0.12)	$(0.09)	$(0.14)	$(0.35)
Sales (000 MT) Paper Pulp Total Sales	357.2 85.8 443.0	424.4 107.6 532.0	453.6 97.7 551.3	1,235.2 291.1 1,526.3	474.1 90.1 564.2	457.3 103.9 561.2	462.2 89.9 552.1	471.0 120.2 591.2	1,390.5 314.0 1,704.5
Production (000 MT) Paper Pulp Total Production	365.3 80.4 445.7	422.1 101.8 523.9	473.4 98.3 571.7	1,260.8 280.5 1,541.3	465.7 93.8 559.5	460.5 99.0 559.5	463.3 93.7 557.0	461.7 114.8 576.5	1,385.5 307.5 1,693.0
Average spot foreign exchange rate C$/US$[2]	1.594	1.555	1.563	1.571	1.570	1.510	1.398	1.380	1.430
Period-end spot foreign exchange rate C$/US$[3]	1.594	1.519	1.586	1.586	1.580	1.469	1.355	1.350	1.350
Common shares outstanding at end of period (in millions)	174.8	205.9	205.9	205.9	205.9	205.9	205.9	205.9	205.9
Weighted average common shares outstanding (in millions)	174.8	186.4	205.9	189.2	205.9	205.9	205.9	205.9	205.9

1

EBITDA margin is defined as EBITDA as a percentage of sales.

2

Average spot foreign exchange rate is the average Bank of Canada noon spot rate over the reporting period.

3

Period-end spot foreign exchange rate is the Bank of Canada noon spot rate.

Three Months ended September 30, 2003 compared to Three Months ended June 30, 2003

For the three months ended September 30, 2003, we recorded EBITDA of $26.1 million, and incurred a net loss of $28.1 million ($0.14 per common share), on net sales of $415.8 million compared to the second quarter of 2003 when we recorded EBITDA of $9.6 million and a net loss of $18.3 million ($0.09 per common share), on net sales of $383.7 million.  The net loss for the current quarter included an after-tax foreign exchange gain arising from the translation of U.S. dollar denominated debt of $0.6 million, which was $18.9 million, or $0.09 per common share, less than an after-tax gain of $19.5 million ($0.09 per common share) in the preceding quarter.

The positive impact of improved paper prices, an improved newsprint customer mix, higher sales volumes, further successful performance improvement initiatives and lower planned maintenance costs was partially offset by higher chemical costs.

As previously noted, our performance improvement initiative delivered annualized run-rate savings of $8 million during the current quarter, on top of the $80 million we had achieved at June 30, 2003. This takes our annualized run-rate improvement to $88 million at the end of September.  The improvements in the current period related mostly to freight cost savings and continued gains in our reduction of higher-cost kraft usage. We fully expect to achieve our targeted $100 million annualized run-rate performance improvements over 2002 results, by the end of the year.

Three Months ended September 30, 2003 compared to Three Months ended September 30, 2002

The current quarter's EBITDA and net loss were $26.1 and $28.1 million ($0.14 per common share), respectively, on net sales of $415.8 million, compared to the same quarter a year earlier, when we reported EBITDA of $42.4 million and a net loss of $20.1 million ($0.10 per common share), on net sales of $392.6 million.  The net loss for the current quarter included an after-tax gain on translation of US$ debt of $0.6 million compared to an after-tax loss on translation of US$ debt of $4.7 million ($0.02 per common share) for the same period in 2002.

Earnings were positively impacted by improved prices across all paper and pulp grades, with the exception of directory grades, cost savings realized from our performance improvement initiative, and the continued growth of our higher-value specialties business.  However, a 12% decline in the value of the U.S. dollar, higher timing-related scheduled maintenance costs, including our annual mill-wide shutdown at Elk Falls, and higher energy costs more than offset these improvements.

Nine Months ended September 30, 2003 compared to Nine Months ended September 30, 2002

For the nine months ended September 30, 2003, we recorded EBITDA of $47.5 million, and a net loss of $71.2 million ($0.35 per common share), on net sales of $1,185.3 million.  For the same period a year earlier, we reported EBITDA of $46.3 million and a net loss of $86.0 million ($0.45 per common share), on net sales of $1,076.7 million.  Our net loss in the current year included an after-tax gain on translation of US$ debt of $32.8 million ($0.16 per common share).  The results for the first nine months of 2002 included an after-tax write-off of deferred financing costs of $10.3 million ($0.05 per common share), an after-tax gain on translation of US$ debt of $8.7 million ($0.05 per common share) and a release of future income taxes of $9.7 million ($0.05 per common share).

The $1.2 million improvement in EBITDA resulted primarily from various manufacturing, freight, and selling, general and administrative ("SG&A") cost savings as well as higher pulp prices.  These gains were mostly offset by the impact of the significantly weaker U.S. dollar, increased energy costs, and timing-related planned maintenance spending.  The impact of higher newsprint prices was offset by lower directory prices and a lower-value sales mix for other uncoated specialties.

2.

Specialties

Summary of Financial Results ($ millions unless otherwise stated)
	2002					2003
	Quarter ended March 31	Quarter ended June 30	Quarter ended Sept. 30	Nine months ended Sept. 30	Quarter ended Dec. 31	Quarter ended March 31	Quarter ended June 30	Quarter ended Sept. 30	Nine months ended Sept. 30
Net Sales	$188.4	$192.1	$217.3	$597.8	$237.2	$213.3	$214.9	$228.7	$656.9
EBITDA	25.6	15.4	30.3	71.3	18.6	14.4	15.7	17.7	47.8
Operating earnings (loss)	4.9	(5.7)	5.9	5.1	(6.4)	(10.0)	(9.8)	(6.7)	(26.5)
EBITDA Margin	13.6%	8.0%	14.0%	11.9%	7.8%	6.8%	7.3%	7.7%	7.3%

Sales (000 MT)	206.6	225.9	252.0	684.5	275.3	261.7	266.8	282.9	811.4
Production (000 MT)	215.3	224.8	271.6	711.7	267.6	260.9	277.1	273.5	811.5

Average net sales revenue per tonne	$912	$850	$862	$873	$862	$815	$805	$808	$810
Average cash costs per tonne[1]	788	782	742	769	794	760	747	746	751

1

Average cash costs per tonne for these purposes include selling, general, and administrative costs.

Three Months ended September 30, 2003 compared to Three Months ended June 30, 2003

Our specialties business recorded EBITDA of $17.7 million, and an operating loss of $6.7 million, on net sales of $228.7 million for the current quarter.  This represents a slight improvement over the previous quarter's results when we recorded EBITDA of $15.7 million, and an operating loss of $9.8 million, on net sales of $214.9 million.

Sales volumes increased 16,100 tonnes, or 6.0%, from the previous quarter, primarily reflecting stronger demand, particularly for our uncoated specialty grades.  Average net sales revenue was in line with the previous quarter, with modest price gains for coated and soft-calendered grades offsetting a lower-value grade mix.

Average cash costs were also in line with the previous quarter.

Three Months ended September 30, 2003 compared to Three Months ended September 30, 2002

Our current quarter's EBITDA and earnings for our specialties division declined over the same quarter last year when we recorded EBITDA of $30.3 million, and operating earnings of $5.9 million, on net sales of $217.3 million.

Increased sales volumes of 30,900 tonnes, or 12.3%, reflected improved demand for all of our products.  Average net sales revenue for the current quarter decreased by $54 per tonne, or 6.3%, primarily due to the weaker U.S. dollar and, to a lesser extent, lower directory prices, which mostly offset modest price improvements for other groundwood grades.

Average cash costs increased by $4 per tonne, or 0.5%.  Various cost reductions were matched by increased energy prices and higher timing-related planned maintenance spending in the current period.

Nine Months Ended September 30, 2003 compared to Nine Months ended September 30, 2002

Our specialties business generated EBITDA of $47.8 million, and recorded an operating loss of $26.5 million, on net sales of $656.9 million for the first nine months of 2003, compared to EBITDA of $71.3 million, and operating earnings of $5.1 million, on net sales of $597.8 million for the nine months ended September 30, 2002.

Sales volumes increased 126,900 tonnes, or 18.5%, due to improved demand and our continued shift of production from newsprint to value-added papers.  Average net sales revenue declined by $63 per tonne, or 7.2% compared to the prior year, reflecting lower directory pricing, a lower-value sales mix of other uncoated groundwood papers, and the impact of the significantly weaker U.S. dollar.

Average cash costs for the nine months of 2003 improved by $18 per tonne, or 2.3%, from the same period in 2002.  Cost-reduction initiatives, lower overhead costs, and lower unit fixed costs resulting from higher production volumes in the current period were partially offset by higher timing-related planned maintenance spending and increased energy costs.

3.

Newsprint

Summary of Financial Results ($ millions unless otherwise stated)
	2002					2003
	Quarter ended March 31	Quarter ended June 30	Quarter ended Sept. 30	Nine months ended Sept. 30	Quarter ended Dec. 31	Quarter ended March 31	Quarter ended June 30	Quarter ended Sept. 30	Nine months ended Sept. 30
Net Sales	$91.0	$112.0	$117.1	$320.1	$120.5	$114.6	$113.3	$117.5	$345.4
EBITDA	(12.3)	(8.2)	0.9	(19.6)	(3.0)	(2.7)	(1.4)	3.5	(0.6)
Operating earnings (loss)	(27.8)	(23.7)	(15.2)	(66.7)	(19.3)	(18.5)	(16.7)	(11.6)	(46.8)
EBITDA Margin	(13.5)%	(7.3)%	0.8%	(6.1)%	(2.5)%	(2.4)%	(1.2)%	3.0%	(0.2)%

Sales (000 MT)	150.6	198.5	201.6	550.7	198.8	195.6	195.4	188.1	579.1
Production (000 MT)	150.0	197.3	201.8	549.1	198.1	199.6	186.2	188.2	574.0

Average net sales revenue per tonne	$604	$564	$581	$581	$606	$586	$580	$625	$597
Average cash costs per tonne	686	606	577	617	621	600	587	606	597

Newsprint 48.8 gsm, West Coast Delivery (US$ per tonne) (1)	462	440	452	451	472	470	495	495	487

1

Benchmark prices are sourced from Resource Information Systems, Inc.

Three Months ended September 30, 2003 compared to Three Months ended June 30, 2003

Our newsprint business recorded EBITDA of $3.5 million, and an operating loss of $11.6 million, on net sales of $117.5 million for the current quarter.  This was an improvement compared to the previous quarter when we recorded negative EBITDA of $1.4 million, and an operating loss of $16.7 million, on net sales of $113.3 million.

Third quarter sales volumes declined by 7,300 tonnes or 3.7%, mostly reflecting the continued shift to our specialties business. Average net sales revenue increased by $45 per tonne, or 7.8% primarily as a result of improved transaction prices, a higher-value sales mix, and reduced freight costs.

Average cash costs increased by $19 per tonne, or 3.2%, from the previous quarter.  Further cost efficiencies achieved during the quarter in kraft consumption and the positive impact of higher net realizable values on inventory volumes (NRV's) were more than offset by higher planned maintenance spending as a result of our annual mill-wide shutdown at Elk Falls in September. In addition, we incurred higher chemical costs to improve the brightness of lower-quality residual wood chips.

Three Months ended September 30, 2003 compared to Three Months ended September 30, 2002

Our current quarter's newsprint results represented a modest improvement compared to the corresponding period last year when we recorded EBITDA of $0.9 million, and an operating loss of $15.2 million, on net sales of $117.1 million.

Sales volumes declined by 13,500 tonnes, or 6.7%, mostly as a result of increased sales of specialty papers relative to newsprint.  Average net sales revenue improved by $44 per tonne, or 7.6%, from the depressed levels in the corresponding period in 2002.  The positive impacts of higher North American transaction prices and an improved customer mix were partially offset by the impact of the sharply depreciated U.S. dollar in 2003.

Average cash costs increased by $29 per tonne, or 5.0%, compared to the same quarter a year earlier.  The positive impact of various cost-saving initiatives was more than offset by higher planned maintenance spending in the current period, and increased energy costs.

Nine Months ended September 30, 2003 compared to Nine Months ended September 30, 2002

For the nine months ended September 30, 2003, our EBITDA and operating loss improved significantly by $19.0 million and $19.9 million, respectively, on increased sales of $25.3 million.

Sales volumes increased by 28,400 tonnes, or 5.2%, primarily reflecting significant market-related downtime taken in the first nine months of 2002.  This was partially offset by higher scheduled maintenance shutdowns in the current period.  Average net sales revenue increased by $16 per tonne, or 2.8%, with a weaker U.S. dollar partially offsetting higher transaction prices.

Average cash costs improved by $20 per tonne, or 3.2%.  Cost reductions and lower unit fixed costs resulting from higher production volumes in the current year outweighed the impact of higher energy costs and higher timing-related planned maintenance spending in the current year.

4.

Pulp

Summary of Financial Results ($ millions unless otherwise stated)
	2002					2003
	Quarter ended March 31	Quarter ended June 30	Quarter ended Sept. 30	Nine months ended Sept. 30	Quarter ended Dec. 31	Quarter ended March 31	Quarter ended June 30	Quarter ended Sept. 30	Nine months ended Sept. 30
Net Sales	$44.9	$55.7	$58.2	$158.8	$47.9	$57.9	$55.5	$69.6	$183.0
EBITDA	(15.4)	(1.2)	11.2	(5.4)	(5.3)	0.1	(4.7)	4.9	0.3
Operating earnings (loss)	(21.7)	(7.7)	5.4	(24.0)	(10.6)	(7.0)	(11.9)	(3.0)	(21.9)
EBITDA Margin	(34.3)%	(2.2)%	19.2%	(3.4)%	(11.1)%	0.2%	(8.5)%	(7.0)%	0.2%

Sales (000 MT)	85.8	107.6	97.7	291.1	90.1	103.9	89.9	120.2	314.0
Production (000 MT)	80.4	101.8	98.3	280.5	93.8	99.0	93.7	114.8	307.5

Average net sales revenue per tonne	$523	$518	$596	$546	$532	$557	$617	$580	$583
Average cash costs per tonne	703	529	481	564	591	556	670	538	582

NBSK pulp, Northern Europe Delivery (US$ per tonne) (1)	443	457	485	462	447	480	550	518	516

1

Benchmark prices are sourced from Resource Information Systems, Inc.

Three Months ended September 30, 2003 compared to Three Months ended June 30, 2003

Our pulp business recorded EBITDA of $4.9 million, and an operating loss of $3.0 million, on net sales of $69.6 million for the third quarter of 2003, a significant improvement over the second quarter of 2003 when we recorded negative EBITDA of $4.7 million, and an operating loss of $11.9 million, on net sales of $55.5 million.

Sales volumes increased by 30,300 tonnes, or 33.7%, primarily due to improved demand in the current period, and the annual scheduled Kamyr digester maintenance shutdown at Crofton in the preceding quarter.  Average net sales revenue for the current quarter decreased by $37 per tonne, or 6.0%, reflecting a fall-off in market demand during the early summer months, following the implementation of three consecutive price increases earlier this year.

Average cash costs improved by $132 per tonne, or 19.7%.  This was mostly due to Crofton's Kamyr digester shutdown in the preceding quarter, higher NRV's on inventory volumes, and more efficient energy consumption in the current period.  Costs associated with planned maintenance spending partially offset these improvements.

Three Months ended September 30, 2003 compared to Three Months ended September 30, 2002

For the three months ended September 30, 2003, our pulp operations recorded EBITDA of $4.9 million, and an operating loss of $3.0 million, on net sales of $69.6 million, compared to EBITDA of $11.2 million, and operating earnings of $5.4 million, on net sales of $58.2 million.

Sales volumes increased by 22,500 tonnes, or 23.0%, primarily reflecting reduced kraft pulp requirements at our paper production facilities.  Average net sales revenue decreased by $16 per tonne, or 2.7%, as price increases were more than offset by the impact of a higher proportion of sales to lower-value offshore markets and unfavourable foreign exchange movements.

Average cash costs increased by $57 per tonne, or 11.9%, mostly relating to higher costs associated with our mill-wide shutdown at Elk Falls, higher energy and increased fixed overhead costs.  These increases were partially offset by lower SG&A costs.

Nine Months ended September 30, 2003 compared to Nine Months ended September 30, 2002

For the first nine months of 2003 our pulp business recorded EBITDA of $0.3 million, and an operating loss of $21.9 million, on net sales of $183.0 million.  This represents an improvement over the nine months ended September 30, 2002 where we recorded negative EBITDA of $5.4 million, and an operating loss of $24.0 million, on net sales of $158.8 million.

Sales volumes increased by 22,900 tonnes or 7.9% reflecting a reduction in kraft pulp requirements at our paper production facilities.  Average net sales revenue increased by $37 per tonne, or 6.8%, from the same period last year.  Improved pulp prices and reduced freight costs significantly outweighed the impact of the weaker U.S. dollar.

Average cash costs increased by $18 per tonne, or 3.2% over the nine months ending September 30, 2002 due to the impact of higher energy costs, and increased planned maintenance and fixed overhead costs.

II

FINANCIAL POSITION AND LIQUIDITY

Summary of Financial Results ($ millions unless otherwise stated)
	2002					2003
	Quarter ended March 31	Quarter ended June 30	Quarter ended Sept. 30	Nine months ended Sept. 30	Quarter ended Dec. 31	Quarter ended March 31	Quarter ended June 30	Quarter ended Sept. 30	Nine months ended Sept. 30
Cash provided (used) by operations (before changes in non-cash working capital)	$(27.0)	$(20.5)	$28.0	$(19.5)	$(4.6)	$(4.7)	$(2.2)	$11.5	$4.6
Movement in non-cash working capital	20.5	14.9	(75.1)	(39.7)	61.2	(27.6)	22.3	(0.1)	(5.4)
Capital spending	9.4	17.5	13.6	40.5	41.7	13.8	27.6	26.0	67.4
Capital spending as % of depreciation and amortization	22%	41%	29%	31%	89%	30%	58%	55%	47%
Total debt to total capitalization (1) (2)	54%	41%	44%	44%	44%	44%	45%	45%	45%
Net debt to net capitalization (3) (4)	51%	41%	44%	44%	44%	44%	44%	45%	45%

1

Total debt is comprised of long-term debt, including current portion.

2

Total capitalization is comprised of total debt and shareholders' equity.

3

Net debt is comprised of total debt, less cash on hand.

4

Net capitalization is comprised of net debt less cash on hand and shareholders' equity

1.

Changes in Financial Position

Cash flow provided by operating activities, after changes in non-cash working capital, for the quarter ended September 30, 2003 was $11.4 million, compared to negative $47.1 million for the third quarter of 2002 and $20.1 million for the previous quarter ended June 30, 2003.  Unlike in previous quarters, changes in working capital in the current period were minor.

Our capital spending for the quarter ending September 30, 2003 totalled $26.0 million, compared to $13.6 million for the same quarter in 2002, and $27.6 million for the second quarter of 2003.  The current quarter's spending included the continuation of the No.2 recovery boiler rebuild at Elk Falls, and upgrades to our PM5 Newsprint machine at Elk Falls.

2.

Liquidity

As of September 30, 2003, substantially all of our $350 million secured operating loan was undrawn, and our cash on hand was $10.2 million.  Our net debt to net capitalization as of September 30, 2003 was 45%.

We remain in compliance with the covenants under our credit facilities and bond indentures.  Our Consolidated Fixed Charge Ratio, however, continues to be below the 2.0:1 threshold of the bond indentures, which, while not constituting a default, prohibits the payment of dividends and limits the amount of additional debt we can incur.

In October 2003, Moodys revised its outlook on our debt ratings to negative from stable and confirmed its existing ratings of Ba2 on our senior unsecured debt and Ba1 on our bank credit facilities. Standard & Poor's ("S&P") also revised its outlook in October from stable to negative and affirmed its existing ratings of BB on the company's long-term corporate and senior unsecured debt.

III    OUTLOOK

As we enter the last quarter of 2003, there are several encouraging signs that the long-awaited recovery of the U.S. economy is underway. More positive data regarding manufacturing activity, as well as increased consumer spending and investment, in part due to recent U.S. fiscal initiatives, indicate that a number of key fundamentals required for a solid recovery are now in place. However, the rising U.S. federal deficit and lacklustre employment statistics, along with possible inflated energy prices through the winter months, may still constrain growth. These factors are contributing to the continuing uncertainty around the timing of the recovery.

With respect to paper markets, continued low inventory levels, slowly improving demand, and foreign exchange related pressures will assist producers in implementing the US$35 per tonne price increase for newsprint.  For SC and MF hi-brite papers, price increases ranging between US$20 and US$25 per short ton will be implemented during the fourth quarter. For LWC paper, a fourth quarter price increase of US$40 per short ton should be fully implemented by early 2004.    Directory prices, however, are expected to remain soft in the fourth quarter and into 2004, as a result of excess supply in the North American market.

For pulp, it is expected that US$15 per tonne of the recently announced US$30 per tonne price increase will be realized in October.  Achieving the balance will depend on the strength of market demand during November and December.  Longer term, the industry is looking for a sustainable recovery in paper markets, and emerging market areas such as China to drive demand growth.

The rising Canadian dollar remains a major concern as it negatively impacts the competitive position of Canadian exporters. Economic commentators are divided over how much further the dollar will strengthen relative to its U.S. counterpart.

Our top priorities for the balance of 2003 include securing the recently-announced price increases, achieving our targeted $100 million annualized run-rate performance improvement by December 31, 2003, preserving our cash flow, and continuing to balance production levels with customer demand.

IV

Risks and Uncertainties

Similar to other companies in our industry, prevailing economic conditions and other factors beyond our control may adversely impact future results of our operations.  A discussion of the principal uncertainties to which we are subject follows.

Currency

The profitability of our operations is subject to fluctuations in foreign currencies, particularly the U.S. dollar, the currency in which most of our sales are denominated.  We manage a portion of our currency exposure through the use of currency options and forward contracts to hedge anticipated future sales denominated in foreign currencies.

Product Prices

The pulp and paper industry is a commodity market in which producers compete primarily on the basis of price.  The markets for our products are highly variable and characterized by periods of excess product supply.  Demand is generally correlated with global economic conditions.    Due to the industry's cyclical nature, our earnings are sensitive to price changes for our principal products, with the largest effect to our newsprint and specialty grades.

Fibre Supply

Our fibre supply comes primarily from residual wood chips and sawdust from lumber operations located along the Pacific coast and Southern Interior of British Columbia.  Approximately 60% of our fibre supply is secured in long-term supply agreements.  The remainder is sourced from independent suppliers, many under long-term contracts.  One of our fibre suppliers is currently under a court-approved corporate restructuring, the deadline of which has been extended to November 24, 2003.  We are as yet unable to determine the impact, if any, on our fibre supply.

The quantity of fibre we receive from our suppliers could be reduced as a result of events beyond our control, such as industrial disputes, natural disasters, material curtailments, or shutdown of operations by our suppliers or ourselves for market or other reasons.  The majority of our fibre suppliers have employees who are represented by the Industrial Wood and Allied Workers' Union ("IWA").  Negotiations for new collective agreements with B.C. lumber producers are currently in progress and their outcome and the impact, if any, on our operations is not currently determinable.

Environment

Our operations are subject to a wide range of general and industry specific environmental laws and regulations related to waste management.  We continually monitor our environmental performance and believe that our facilities are operating in substantial compliance with environmental laws and regulations.  The costs of compliance with such laws and regulations can be significant.